As filed with the Securities and Exchange Commission February 12, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Virtus Total Return Fund Inc.

(Name of Subject Company (Issuer))

Virtus Total Return Fund Inc.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92835W107

(CUSIP Number of Class of Securities)

Kathryn Santoro

Vice President, Chief Legal Officer & Secretary for Registrant

One Financial Plaza

Hartford, CT 06103-2608

866-270-7788

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO originally filed by Virtus Total Return Fund Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on January 7, 2025.

Item 12.	Exhibits.

(a)(1)(i)	Issuer tender offer statement dated January 7, 2025*

(a)(1)(ii)	Form of letter of transmittal to holders of certificated shares*

(a)(1)(iii)	Form of letter of transmittal to holders of non-certificated shares*

(a)(1)(iv)	Form of letter to brokers, dealers, commercial banks, trust companies, and other nominees*

(a)(1)(v)	Form of letter to clients of brokers, dealers, commercial banks, trust companies, and other nominees*

(a)(1)(vi)	Form of letter to stockholders*

(a)(1)(vii)	Form of letter to stockholders holding certificated shares*

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Text of press release dated and issued December 2, 2024*

(a)(5)(ii)	Text of press release dated and issued January 7, 2025*

(a)(5)(iii)	Notice of guaranteed delivery*

(a)(5)(iv)	Text of press release dated and issued February 7, 2025^

(a)(5)(v)	Text of press release dated and issued February 12, 2025 (filed herewith)

(b)	None

(d)(1)	Standstill agreement between Virtus Investment Advisers, Inc. and Bulldog Investors LLP dated March 6, 2024*

(d)(2)	Standstill agreement between Virtus Investment Advisers, Inc. and Yakira Partners L.P. dated March 6, 2024*

(g)	None

(h)	None

107	Filing fee table*

 * Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on January 7, 2025

 ^ Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on February 7, 2025

Item 13.    Information Required by Schedule 13e-3

 Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

VIRTUS TOTAL RETURN FUND INC.

/s/ Kathryn L. Santoro

Name: Kathryn L. Santoro
Title: Secretary

Dated: February 12, 2025